Certificate No.	SUBJECT TO CALL	Number of Warrants

WARRANT CERTIFICATE FOR PURCHASE OF
COMMON STOCK OF PRO FINANCIAL HOLDINGS, INC.
(See Reverse Side for Summary of Terms of Warrant Plan)

THIS CERTIFIES THAT, for value received, ___________________________________ or registered assigns, is the owner of the number of Warrants set forth above, each of which entitles the owner to purchase, subject to the terms and conditions hereof and of the Warrant Plan referred to herein, at any time after the date hereof and prior to the Expiration Date (as herein defined), one share of Common Stock, par value $0.01 per share ("Shares"), of Pro Financial Holdings, Inc., a Florida corporation ("Company") at $10.00 per share ("Exercise Price"), payable in cash, or by cashiers check or other official bank check, payable to the Company. Warrants may be exercised by delivery and surrender of this Warrant Certificate, along with the Form of Election to Exercise on the reverse hereof duly completed and executed, together with payment of the Exercise Price at the office of the Company or its duly appointed agent.

This Warrant Certificate and each Warrant represented hereby are issued pursuant to and are subject to all of the terms, provisions and conditions of that certain Warrant Plan dated as of June 29, 2006 (hereinafter called the "Warrant Plan"), adopted by the Company, to all of which terms, provisions and conditions the registered holder of this Warrant Certificate consents by acceptance hereof. The Warrant Plan and the summary of its terms set forth on the reverse side of this Warrant Certificate are hereby incorporated into this Warrant Certificate by reference and made a part hereof. The Warrant Plan sets forth the terms and conditions under which the exercise price for a Warrant, the number of shares to be received upon exercise of a Warrant, or both, may be adjusted. Reference is hereby made to the Warrant Plan for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Company and the holders of the Warrant Certificates or Warrants. In the event of any conflict between the provisions of this Warrant Certificate and the Warrant Plan, the provisions of the Warrant Plan shall control.

Copies of the Warrant Plan are available for inspection at the Company's Office, or may be obtained upon written request addressed to the Secretary, Pro Financial Holdings, Inc., 536 North Monroe Street, Tallahassee, Florida 32301. The Company shall not be required upon the exercise of the Warrants evidenced by this Warrant Certificate to issue fractions of Warrants or Shares, but shall make adjustments therefor in cash on the basis of the current market value of any fractional interest as provided in the Warrant Plan.

IN WITNESS WHEREOF, Pro Financial Holdings, Inc. has caused this certificate to be executed by the signatures of its duly authorized officers and has caused its corporate seal to be hereunto affixed.

SEAL

Dated:

President or Chief Executive Officer	Chairman of the Board or Corporate Secretary